TERRY M. SCHPOK, P.C.
(214) 969-2870 / Fax: (214) 969-4343
tschpok@akingump.com
April 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Attn: Mr. Max A. Webb

Re:	Cinemark Holdings, Inc. Registration Statement on Form S-1 Filed February 1, 2007 File No. 333-140390
Dear Mr. Webb:
On behalf of Cinemark Holdings, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140390, filed on February 1, 2007 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated April 3, 2007 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
Prospectus
General
1.	Comment. We note your response to comment 4 from our letter of March 1, 2007 and we reissue it. You continue to disclose Adjusted EBITDA in the context of discussing your operating performance. For example, on pages 1, 2 and 60 you disclose Adjusted EBITDA and Adjusted EBITDA margin under paragraph headings labeled “strong operating performance.” Your presentation of adjusted EBITDA as a performance measure does not comply with Item 10(e) of Regulation S-K, because it eliminates certain recurring charges (e.g., impairment of long lived assets, (gain)/loss on sale of assets and other, deferred lease expense) and because you have not provided disclosure of substantive reasons specific to you why these non-GAAP measures are useful to investors. Therefore, please revise to eliminate your discussion of adjusted EBITDA and adjusted EBITDA margin in this context.

April 9, 2007
Securities and Exchange Commission
Response. As requested by the Staff’s comment, the Company has eliminated the discussion of Adjusted EBITDA and Adjusted EBITDA margin in the context of the discussions regarding operating performance throughout the sections “Prospectus Summary,” “Selected Historical Consolidated Financial and Operating Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

2.	Comment. On page 14, you state that you also present Adjusted EBITDA and Adjusted EBITDA margin because you use these measures to monitor compliance with financial covenants in the indenture governing your 9 3/4% senior discount notes, specifically those related to your ability to incur additional indebtedness, issue preferred stock, or make restricted payments including dividends. However, you then state that the covenant is actually based on a fixed charge coverage ratio, as defined under the indenture. As the covenant is actually based on a fixed charge coverage ratio, it is unclear why you would not disclose the product of that exact ratio as defined in the indenture and instead disclose to investors the product of another alternative measure that is not exactly consistent with the indenture. Further, as this covenant appears to pertain only to your future ability to incur additional indebtedness, issue preferred stock, or pay dividends, it is unclear why disclosure of these measures would be material to investors on a historical basis. In this regard, it appears that disclosure of the existence of the 2.0 to 1.0 fixed charge coverage ratio, the product of the actual ratio for the most recent period reported, a statement as to compliance with the actual covenant, and a discussion of known trends or uncertainties with respect to compliance with the actual ratio in the future would be more appropriate disclosure in your filing. Therefore, please revise to eliminate all disclosures related to Adjusted EBITDA and Adjusted EBITDA margin and replace them with the aforementioned disclosures.

Response. As requested by the Staff’s comment, the Company has eliminated the disclosures relating to Adjusted EBITDA and Adjusted EBITDA margin in the discussions relating to the Company’s compliance with financial covenants in the indenture governing the Company’s 9 3/4% senior discount notes. Accordingly, the prior information regarding Non-GAAP Data has been removed from “Prospectus Summary — Summary Consolidated Financial and Operating Information” on page 9 and “Selected Historical Consolidated Financial and Operating Information” on page 23, the prior sections “Non-GAAP Financial Measures” prior to the Prospectus Summary, “Prospectus Summary — Non-GAAP Financial Measures and Reconciliations” and “Selected Historical Consolidated Financial and Operating Information — Non-GAAP Financial Measures and Reconciliation” have been deleted and revisions have been made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” on page 50 to remove the presentation of Adjusted EBITDA and to provide additional disclosure with respect to the Company’s recent compliance with the fixed charge coverage ratio under its 9 3/4% senior discount notes and trends that will impact the Company’s compliance with this ratio in the future.

April 9, 2007
Securities and Exchange Commission
Market Information, page ii
3.	Comment. We note your response to comment 5 from our letter of March 1, 2007, but we reissue it, in part. Rule 436(a) of Regulation C requires that such consents be filed with the registration statement. Please file the consents from BIA Financial Network, Inc., Veronis Suhler Stevenson and PricewaterhouseCoopers LLP with your next amendment. In addition, please file a consent from Nielsen Entertainment/NRG, as referenced on page 5, and any other third-party source of information you cite in thee prospectus. Alternatively, you may remove the references to the third parties and attribute the information to the company, based on its own research.

Response. The consents from PricewaterhouseCoopers LLP and BIA Financial Network, Inc. are filed with the Amendment as Exhibits 99.1 and 99.2 to the Registration Statement. The prior reference to Veronis Suhler Stevenson has been deleted on page i and the prior reference to Veronis Suhler Stevenson on page 13 has been replaced with information based on the Company’s research. The prior reference to Nielsen Entertainment/NRG on page 4 of the Registration Statement has been replaced by a reference to information that is publicly available from the Motion Picture Association of America.
The Offering, page 8
4.	Comment. We note the additional disclosure you provided here in response to comment 24 from our letter of March 1, 2007, but we reissue it, in part. Please also indicate here that Lehman Brothers Inc. is “acting as dealer-manager and solicitation agent in connection with Cinemark USA, Inc.’s offer to purchase and related consent solicitation of its 9% senior subordinated notes,” and cross-reference the discussion on page 124 under Relationships.

Response. As requested by the Staff’s comment, the additional disclosure regarding Lehman Brothers Inc. acting as dealer-manager and solicitation agent in connection with Cinemark USA, Inc.’s offer to purchase and related consent solicitation of its 9% senior subordinated notes has been added on page 7, with a cross-reference to the discussion under “Underwriting — Relationships” on page 101. In addition, the Company has added a similar disclosure on page 7 with respect to an affiliate of Morgan Stanley acting as a joint lead manager, lender and syndication agent under the Company’s new senior secured credit facility.
Risk Factors, page 17
5.	Comment. We note that you have removed a sentence from the first paragraph of this section in response to comment 25 from our letter of March 1, 2007. We meant to ask you to remove the sentence that reads, “The following risks and uncertainties are not the only ones we face.” Please revise accordingly.

Response. As requested by the Staff’s comment, the sentence “The following risks and uncertainties are not the only ones we face” has been removed from the first paragraph of the Risk

April 9, 2007
Securities and Exchange Commission
Factors section on page 11. The prior sentence “You should consider carefully the following risks and all other information in this prospectus, including the financial statements and related notes” that was mistakenly removed has been added back to this paragraph.
Operating Activities, page 62
6.	Comment. We note that in response to comment 33 from our letter of March 1, 2007 you have listed several reasons for experiencing a net loss for two of the last three years. To the extent practicable, please revise to quantify each reason.

Response. As requested by the Staff’s comment, additional disclosure has been added in the third paragraph under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Activities” on page 43 to quantify impairment expense related to goodwill and interest expense in each of the past three years.
Certain Agreements, page 108
7.	Comment. We note your response to comment 49 from our letter of March 1, 2007, but we reissue it, in part. Item 601(b)(10)(ii)(A) requires the filing of all contracts with “security holders named in the registration statement.” Because the leases for the 25 theaters and two parking facilities are with Syufy Enterprises, LP, which you indicate owns approximately 10.8% of your common stock, please file these leases.

Response. Redacted copies of the leases for the 25 theatres and two parking facilities with Syufy Enterprises, LP will be edgarized and filed with a subsequent amendment as Exhibits 10.10(a) through 10.36(f). The Company will be filing a confidential treatment request with respect to the redacted information contained in these leases.
If you have any questions with respect to the foregoing, please call the undersigned at (214) 969-2870.

Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:	Terry M. Schpok, P.C., Partner

	By:	/s/ Terry M. Schpok Terry M. Schpok, President
TMS/klf

April 9, 2007
Securities and Exchange Commission

cc:	Joshua Ravitz, Securities and Exchange Commission
Juan Migone, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Michael D. Cavalier, Cinemark Holdings, Inc.
D. Rhett Brandon, Simpson Thacher & Bartlett LLP